EXHIBIT 99.1

FirstService Reports Fourth Quarter and Full Year Results

Double-Digit Annual Revenue and Operating Earnings Growth

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Revenues (millions)	$1,079.3	$1,020.1	$4,334.5	$3,745.8
Adjusted EBITDA (millions) (note 1)	103.3	102.5	415.7	351.7
Adjusted EPS (note 2)	1.11	1.22	4.66	4.24

GAAP Operating Earnings	48.1	67.5	244.9	219.0
GAAP EPS	0.14	0.86	2.24	2.72

TORONTO, Feb. 06, 2024 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today announced fourth quarter and full year results for the year ended December 31, 2023. All amounts are in US dollars.

Consolidated revenues for the fourth quarter were $1.08 billion, a 6% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $103.3 million, up 1%, and Adjusted EPS (note 2) was $1.11, versus $1.22 in the prior year quarter.

Operating Earnings for the quarter were $48.1 million, relative to $67.5 million in the prior year period, with the decrease attributable to contingent acquisition consideration fair value adjustments on prior tuck-under acquisitions. Diluted EPS was $0.14 per share in the quarter, compared to $0.86 for the same quarter a year ago.

For the year ended December 31, 2023, consolidated revenues were $4.33 billion, a 16% increase relative to the prior year, including 10% organic growth. Adjusted EBITDA was $415.7 million, up 18%, and Adjusted EPS was $4.66, versus the prior year of $4.24. Operating Earnings were $244.9 million, versus $219.0 million in the prior year period. Diluted earnings per share was $2.24, compared to $2.72 in the prior year.

“We are pleased with our fourth quarter performance which lined up with our expectations,” said Scott Patterson, Chief Executive Officer of FirstService. “For the full year, we delivered double-digit organic top-line growth and strong profitability across both divisions, as our brands continued to realize share gains in their respective markets,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$4.3 billion in annual revenues and has approximately 29,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Fourth Quarter Results
FirstService Residential generated revenues of $496.3 million for the fourth quarter, up 12% relative to the prior year quarter, including 9% organic growth. Growth was driven by new contract wins, with particularly strong performance at our sited labour communities. Adjusted EBITDA was $43.5 million, an increase of 14% compared to $38.1 million reported in the prior year period. Operating Earnings were $34.1 million, versus $30.6 million for the fourth quarter of last year. Operating margins were relatively in-line with the prior year quarter.

FirstService Brands recorded revenues of $583.0 million, up 1% versus $578.0 million in the prior year period. Revenues declined 7% on an organic basis due to milder weather patterns at our restoration operations, compared to the significant loss claims activity from hurricanes Ian and Fiona in the prior year quarter. The division top-line performance included very strong growth at Century Fire together with solid contribution from our home services brands, partially offsetting the restoration-driven headwinds. Adjusted EBITDA for the quarter was $61.1 million, compared to $67.4 million in the prior year quarter. Operating Earnings were $20.6 million, versus $44.0 million in the prior year quarter. The segment Adjusted EBITDA margin (note 1) decline was primarily attributable to lower profitability in our restoration operations due to the reduced weather-related activity during the period. The operating earnings margin was further impacted by contingent acquisition consideration fair value adjustments.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $1.2 million in the fourth quarter, relative to $3.0 million in the prior year period. Corporate costs for the quarter were $6.7 million, relative to $7.1 million in the prior year period.

Segmented Full Year Results
FirstService Residential reported revenues of $2.0 billion, up 13% relative to 2022, including 10% organic growth and the balance from tuck-under acquisitions. The strong organic growth was primarily driven by new contract wins, together with contribution from increased labour-related and ancillary services with our existing clients. Adjusted EBITDA was $187.8 million, up 11% versus the prior year. Operating Earnings were $155.0 million, compared to $138.9 million in the prior year. Operating margins were in-line with the prior year.

FirstService Brands revenues were $2.34 billion, up 18% versus the prior year, and comprised of 11% organic growth with the balance from acquisitions. All service lines contributed to the division’s organic revenue growth, including an exceptionally strong increase over the prior year at our Century Fire Protection operations. Adjusted EBITDA for the year was $242.4 million, up 23% relative to the prior year. Operating Earnings were $126.5 million, versus $111.6 million a year ago. The segment Adjusted EBITDA margin was positively impacted by operating leverage realized from the strong top-line performance in our restoration and Century Fire businesses. The operating earnings margin was slightly down due to acquisition-related items, primarily contingent acquisition consideration fair value adjustments.

Corporate costs, as presented in Adjusted EBITDA, were $14.4 million for the full year, relative to $13.2 million in the prior year. Corporate costs were $36.6 million, relative to $31.5 million a year ago, with the increase driven primarily by stock-based compensation expense.

Conference Call & Presentation
FirstService will be holding a conference call on Tuesday, February 6, 2024 at 11:00 a.m. Eastern Time to discuss the results for the fourth quarter and full year.

This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI3a29ed98b6cc4f77b35613631b9849bb to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/d4d3hvrj . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2022 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2023	2022	2023	2022

Net earnings	$23,783	$44,339	$147,021	$145,007
Income tax	12,051	14,806	56,317	48,974
Other income, net	(595)	(712)	(5,810)	(146)
Interest expense, net	12,823	9,025	47,364	25,191
Operating earnings	48,062	67,458	244,892	219,026
Depreciation and amortization	33,872	30,417	127,934	110,140
Acquisition-related items	16,485	599	21,517	4,520
Stock-based compensation expense	4,924	4,073	21,385	18,046
Adjusted EBITDA	$103,343	$102,547	$415,728	$351,732

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended December 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$34,136	$20,603	$(6,677)
Depreciation and amortization	8,373	25,477	22
Acquisition-related items	1,002	14,992	491
Stock-based compensation expense	-	-	4,924
Adjusted EBITDA	$43,511	$61,072	$(1,240)

Three months ended December 31, 2022	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$30,562	$44,040	$(7,144)
Depreciation and amortization	7,591	22,804	22
Acquisition-related items	(38)	594	43
Stock-based compensation expense	-	-	4,073
Adjusted EBITDA	$38,115	$67,438	$(3,006)

Year ended December 31, 2023	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$155,044	$126,468	$(36,620)
Depreciation and amortization	33,114	94,729	91
Acquisition-related items	(366)	21,159	724
Stock-based compensation expense	-	-	21,385
Adjusted EBITDA	$187,792	$242,356	$(14,420)

Year ended December 31, 2022	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$138,873	$111,638	$(31,485)
Depreciation and amortization	28,611	81,439	90
Acquisition-related items	1,153	3,200	167
Stock-based compensation expense	-	-	18,046
Adjusted EBITDA	$168,637	$196,277	$(13,182)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate costs represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

2. Reconciliation of net earnings and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2023	2022	2023	2022

Net earnings	$23,783	$44,339	$147,021	$145,007
Non-controlling interest share of earnings	(3,925)	(3,462)	(14,140)	(9,381)
Acquisition-related items	16,485	599	21,517	4,520
Amortization of intangible assets	13,942	13,659	54,238	48,725
Stock-based compensation expense	4,924	4,073	21,385	18,046
Income tax on adjustments	(4,905)	(4,611)	(19,662)	(17,361)
Non-controlling interest on adjustments	(665)	(254)	(1,517)	(968)
Adjusted net earnings	$49,639	$54,343	$208,842	$188,588

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2023	2022	2023	2022

Diluted net earnings per share	$0.14	$0.86	$2.24	$2.72
Non-controlling interest redemption increment	0.30	0.06	0.72	0.33
Acquisition-related items	0.36	0.01	0.47	0.10
Amortization of intangible assets, net of tax	0.23	0.22	0.88	0.79
Stock-based compensation expense, net of tax	0.08	0.07	0.35	0.30
Adjusted earnings per share	$1.11	$1.22	$4.66	$4.24

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2023	2022	2023	2022

Revenues	$1,079,260	$1,020,101	$4,334,548	$3,745,835

Cost of revenues	735,920	690,314	2,947,008	2,565,720
Selling, general and administrative expenses	244,921	231,313	993,197	846,429
Depreciation	19,930	16,758	73,696	61,415
Amortization of intangible assets	13,942	13,659	54,238	48,725
Acquisition-related items (1)	16,485	599	21,517	4,520
Operating earnings	48,062	67,458	244,892	219,026
Interest expense, net	12,823	9,025	47,364	25,191
Other income, net	(595)	(712)	(5,810)	(146)
Earnings before income tax	35,834	59,145	203,338	193,981
Income tax	12,051	14,806	56,317	48,974
Net earnings	23,783	44,339	147,021	145,007
Non-controlling interest share of earnings	3,925	3,462	14,140	9,381
Non-controlling interest redemption increment	13,596	2,631	32,490	14,552
Net earnings attributable to Company	$6,262	$38,246	$100,391	$121,074

Net earnings per common share

Basic	$0.14	$0.86	$2.25	$2.74
Diluted	0.14	0.86	2.24	2.72

Adjusted earnings per share (2)	$1.11	$1.22	$4.66	$4.24

Weighted average common shares (thousands)
Basic	44,639	44,420	44,556	44,175
Diluted	44,874	44,499	44,795	44,494

(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31, 2023	December 31, 2022

Assets
Cash and cash equivalents	$187,617	$136,219
Restricted cash	19,260	23,129
Accounts receivable	848,230	635,942
Other current assets	311,889	313,582
Current assets	1,366,996	1,108,872
Other non-current assets	34,418	38,549
Fixed assets	204,188	167,012
Operating lease right-of-use assets	218,299	205,544
Goodwill and intangible assets	1,807,836	1,254,537
Total assets	$3,631,737	$2,774,514

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$477,077	$398,313
Other current liabilities	211,661	153,866
Operating lease liabilities - current	50,898	49,145
Long-term debt - current	37,132	35,665
Current liabilities	776,768	636,989
Long-term debt - non-current	1,144,975	698,798
Operating lease liabilities - non-current	183,923	168,557
Other liabilities	115,938	78,178
Deferred income tax	53,024	51,097
Redeemable non-controlling interests	332,963	233,429
Shareholders' equity	1,024,146	907,466
Total liabilities and equity	$3,631,737	$2,774,514

Supplemental balance sheet information
Total debt	$1,182,107	$734,463
Total debt, net of cash	994,490	598,244

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$23,783	$44,339	$147,021	$145,007
Items not affecting cash:
Depreciation and amortization	33,872	30,417	127,934	110,140
Deferred income tax	(18,413)	9,249	(19,049)	7,436
Other	18,384	2,076	34,416	18,371
	57,626	86,081	290,322	280,954

Changes in non-cash working capital
Accounts receivable	(23,039)	(68,445)	(99,816)	(69,671)
Payables and accruals	44,153	28,729	25,656	(11,118)
Other	36,040	7,653	68,532	(94,272)

Contingent acquisition consideration paid	(4,334)	-	(4,334)	-
Net cash provided by operating activities	110,446	54,018	280,360	105,893

Investing activities
Acquisition of businesses, net of cash acquired	(434,366)	(44,464)	(547,182)	(51,994)
Purchases of fixed assets	(25,065)	(22,155)	(92,734)	(77,609)
Other investing activities	(6,173)	(15,196)	(6,413)	(31,197)
Net cash used in investing activities	(465,604)	(81,815)	(646,329)	(160,800)

Financing activities
Increase in long-term debt, net	390,998	14,338	446,847	80,156
Purchases of non-controlling interests, net	(111)	(114)	(4,285)	(21,451)
Dividends paid to common shareholders	(10,042)	(8,954)	(39,055)	(34,884)
Distributions paid to non-controlling interests	(454)	-	(7,376)	(8,061)
Other financing activities	4,178	(2,960)	17,814	3,022
Net cash provided by financing activities	384,569	2,310	413,945	18,782

Effect of exchange rate changes on cash	(420)	(347)	(447)	1,202

Increase (decrease) in cash, cash equivalents and restricted cash	28,991	(25,834)	47,529	(34,923)

Cash, cash equivalents and restricted cash, start of period	177,886	185,182	159,348	194,271

Cash, cash equivalents and restricted cash, end of period	$206,877	$159,348	$206,877	$159,348

Segmented Results
(in thousands of US$)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended December 31

2023
Revenues	$496,281	$582,979	$-	$1,079,260
Adjusted EBITDA (1)	43,511	61,072	(1,240)	103,343
Operating earnings	34,136	20,603	(6,677)	48,062

2022
Revenues	$442,124	$577,977	$-	$1,020,101
Adjusted EBITDA	38,115	67,438	(3,006)	102,547
Operating earnings	30,562	44,040	(7,144)	67,458

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Year ended December 31

2023
Revenues	$1,996,823	$2,337,725	$-	$4,334,548
Adjusted EBITDA	187,792	242,356	(14,420)	415,728
Operating earnings	155,044	126,468	(36,620)	244,892

2022
Revenues	$1,772,258	$1,973,577	$-	$3,745,835
Adjusted EBITDA	168,637	196,277	(13,182)	351,732
Operating earnings	138,873	111,638	(31,485)	219,026

(1) See definition and reconciliation on pages 5 and 6.

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566